Exhibit 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

April 6, 2020

To:	To:
Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Dear Sirs,

Immediate Supplementary Report – Dismissal of Request for Court Certification of Derivative
Claim Against Pelephone Communications Ltd.

Tel Aviv, Israel – April 6, 2020 – Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ) (“Bezeq”) hereby provides an update concerning Bezeq’s Immediate Report dated October 10, 2016 and the description in Section 3.16.1(h) of the Chapter on the Description of Bezeq’s Business in Bezeq’s 2019 Annual Report.

The update concerns the request for certification of a derivative claim against Bezeq’s subsidiary Pelephone Communications Ltd. and another cellular company based on the claim that those companies do not allow their subscribers to fully utilize their packages for service for calls outside of Israel that the subscribers purchased in advance.

Bezeq hereby reports that the foregoing request for certification was dismissed by the Central-Lod District Court.

Sincerely,
Bezeq The Israel Telecommunications Corporation Ltd.

The above information constitutes a summary and translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.